Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333- 209657

Pricing Term Sheet

$500,000,000

3.800% Senior Notes due 2023

Reopening

This term sheet supplements the information set forth under “Description of Notes” in the Preliminary Prospectus Supplement, subject to completion, dated January 23, 2019 to the Prospectus dated February 23, 2016.

Issuer	Regions Financial Corporation

Title of Security	3.800% Senior Notes due 2023 (the “Notes”)

Ratings (Moody’s/S&P/Fitch)*	Baa2 / BBB+ / BBB+ (Positive/Stable/Stable)

Principal Amount	$500,000,000; the Notes constitute a further issuance of, will be consolidated with and form a single series with the $500,000,000 aggregate principal amount of the 3.800% Senior Notes due 2023 issued on August 13, 2018. The issuance of the Notes will increase the total aggregate principal amount of the notes of this series to $1,000,000,000.

Trade Date	January 23, 2019

Settlement Date**	January 28, 2019 (T+3)

Maturity	August 14, 2023

Coupon	3.800%

Payment Frequency	Semi-Annually

Interest Payment Dates	February 14 and August 14 of each year, commencing February 14, 2019

Day Count Convention	30/360

Optional Redemption	The Notes may not be redeemed by the Issuer prior to July 28, 2019. At any time on or after July 28, 2019 and prior to July 14, 2023, the Issuer may, at its option, and from time to time, upon not less than 10 or more than 60 days’ prior notice, redeem all or any portion of the Notes at a redemption price equal to 100% of the aggregate principal amount of the Notes to be redeemed, plus a “make-whole” premium (as described under “Description of the Notes—Redemption” in the Preliminary Prospectus Supplement). At any time on or after July 14, 2023, the Issuer may, at its option, and from time to time, upon not less than 10 nor more than 60 days’ prior notice, redeem all or any portion of the Notes at a redemption price equal to 100% of the principal amount of the Notes to be redeemed. Holders of any Notes redeemed will also receive accrued and unpaid interest thereon, if any, to, but excluding, the date of redemption.

Make-whole Spread	T+15 basis points

Benchmark Treasury	2.625% US Treasury due December 31, 2023

Spread to Benchmark Treasury	+123 basis points

Benchmark Treasury Spot and Yield	100-06+; 2.581

Price to Public	99.953% of Principal Amount, plus accrued interest

Accrued Interest from August 13, 2018	$8,708,333.33

Net Proceeds to Issuer (after underwriting discounts and commissions, before offering expenses and including accrued interest)	$506,973,333.33

Yield to Maturity	3.811%

Denominations	$2,000 x $1,000

CUSIP / ISIN	7591EP AP5 / US7591EPAP55

Joint Bookrunners	Goldman Sachs & Co. LLC Barclays Capital Inc. Credit Suisse Securities (USA) LLC Regions Securities LLC UBS Securities LLC

Co-Managers	Deutsche Bank Securities Inc. Academy Securities, Inc. Samuel A. Rodriguez & Company, Inc.

*

An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

**

It is expected that delivery of the Notes will be made in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about the third business day following the date of this Term Sheet. Trades of securities in the secondary market generally are required to settle in two business days, referred to as T+2, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the Notes will not be made on a T+2 basis, investors who wish to trade the Notes before a final settlement will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling, Goldman Sachs & Co. LLC at (866) 471-2526, Barclays Capital Inc. at (888) 603-5847, Credit Suisse Securities (USA) LLC at (800) 221-1037, Regions Securities LLC at (404) 279-7400 and UBS Securities LLC at (888) 827-7275.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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